Exhibit 99.1

For Immediate Release:

BiondVax’s Universal Flu Vaccine Receives

ADDITIONAL US Patent

Broadens BiondVax’s global intellectual property portfolio

NESS ZIONA, ISRAEL, January 27, 2016. BiondVax Pharmaceuticals Ltd. (NASDAQ: BVXV, TASE: BVXV) developer of a Universal Flu Vaccine currently undergoing late-stage 2 clinical trials, announced today that its patent application in the United States titled “Multimeric Multi-Epitope Polypeptides in Improved Seasonal and Pandemic Influenza Vaccines” has completed examination and is allowed for issuance as a patent.

The invention covers the use of BiondVax’s universal flu vaccine as a prime-boost to the current commercially available flu vaccine. Results from BiondVax’s completed clinical trials have shown significantly increased effectiveness against multiple flu strains.

Ron Babecoff, CEO of BiondVax commented, “Current flu vaccines are strain specific and are not particularly effective against circulating ‘wild-type’ strains due to mismatches. In fact, last year’s seasonal flu vaccine was only 23% effective1. Conversely, our vaccine provides long-lasting and higher effectiveness against multiple flu strains.”

Continued Dr. Babecoff, “Our newly approved US patent demonstrates the novel nature of our vaccine technology and strengthens our IP portfolio for many years to come.”

About BiondVax Pharmaceuticals Ltd.

BiondVax is a biopharmaceutical company developing a universal flu vaccine. The vaccine is designed to provide multi-season protection against most seasonal and pandemic human influenza virus strains. BiondVax’s proprietary technology utilizes a unique combination of conserved and common peptides from influenza virus proteins, activating both arms of the immune system for a cross-protecting and long-lasting effect. BiondVax is traded on NASDAQ: BVXV and TASE: BVXV. For more information, please visit www.biondvax.com.

1 http://www.cdc.gov/flu/professionals/vaccination/effectiveness-studies.htm

Weizmann Science Park, 14 Einstein Street, PO Box 4143, Nes Ziona 74140, Israel
Tel: +972 8 930 2529 ● Fax:+972 8 930 2531 ● www.biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as "expect," "believe," "intend," "plan," "continue," "may," "will," "anticipate," and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management's current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. risks and uncertainties include, but are not limited to, the risk that drug development involves a lengthy and expensive process with uncertain outcome, BiondVax’s ability to continue obtaining and maintaining intellectual property protection for our Universal Flu Vaccine, risks inherent in the development and commercialization of potential products, dependence upon collaborators, and adequacy of capital resources for product development and commercialization. The risks, uncertainties and assumptions referred to above are discussed in detail in our reports filed with the Securities and Exchange Commission, including our Prospectus which was declared effective on May 11, 2015. BiondVax Pharmaceuticals Ltd. undertakes no obligation to update or revise any forward-looking statements.

For further information, please contact:

Company Contact Joshua Phillipson Business Development Manager +972 8 930 2529 x5105 j.phillipson@biondvax.com	Investor Relations Contact GK Investor Relations Kenny Green, Partner +1 646 201 9246 kenny@biondvax.com

Weizmann Science Park, 14 Einstein Street, PO Box 4143, Nes Ziona 74140, Israel
Tel: +972 8 930 2529 ● Fax:+972 8 930 2531 ● www.biondvax.com